UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___3___)

ClickSoftware Technologies Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

M25082104

(Cusip Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

13G
CUSIP No. M25082104

1.	Name of Reporting Person: G Nicholas Farwell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,134,105

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,134,105

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,134,105

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7%

12.	Type of Reporting Person: IN

Item 1.

(a)	Name of Issuer: ClickSoftware Technologies Ltd.

(b)	Address of Issuer’s Principal Executive Offices:
2 Rechavam Ze'evi Street, Givat Shmuel, Israel.

Item 2.

(a)	Name of Person Filing: G Nicholas Farwell

(b)	Address of Principal Business office or, if none, Residence:
1240 Arbor Road, Menlo Park, CA 94025

(c)	Citizenship: U.S.A.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: M25082104

Item 3. N/A.

Item 4. Ownership.

(a)	Amount Beneficially Owned: 2,134,105

(b)	Percent of Class: 6.7%. The percentages used herein are calculated based on 31,809,000 fully diluted shares at the end of the fourth quarter of 2009.

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,134,105

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,134,105

Item 5. Ownership of Five Percent or Less of a Class. N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
             Parent Holding Company. N/A

Item 8. Identification and Classification of Members of the Group. N/A

Item 9. Notice of Dissolution of Group. N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2010

By: /s/ G Nicholas Farwell

Name: G Nicholas Farwell

Title: Shareholder

5